Filed Pursuant to Rule 433

Registration No. 333-272025

August 12, 2024

PRICING TERM SHEET

(to Preliminary Prospectus Supplement, dated August 12, 2024)

This free writing prospectus relates only to the securities described below and should be read together with CenterPoint Energy, Inc.’s preliminary prospectus supplement dated August 12, 2024 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 17, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	CenterPoint Energy, Inc. (the “Issuer”)

Legal Format:	SEC Registered

Anticipated Ratings*:	Baa3 (negative) / BBB- (negative) / BB+ (negative) (Moody’s / S&P / Fitch)

Security:	7.000% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, Series A, due 2055 (the “Series A Notes”)	6.850% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, Series B, due 2055 (the “Series B Notes”, and together with the Series A Notes, the “Notes”)

Principal Amount:	$400,000,000	$400,000,000

Maturity Date:	February 15, 2055	February 15, 2055

Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2025	February 15 and August 15 of each year, commencing February 15, 2025

Regular Record Dates	February 1 and August 1 of each year, immediately preceding any February 15 and August 15 interest payment date, as the case may be.	February 1 and August 1 of each year, immediately preceding any February 15 and August 15 interest payment date, as the case may be.

Ranking:	The Notes will be the Issuer’s unsecured obligations and will rank junior and subordinate in right of payment to the prior payment in full of the Issuer’s existing and future Senior Indebtedness (including (i) any indebtedness the Issuer may incur in the future under the Issuer’s Second Amended and Restated Credit Agreement, dated December 6, 2022, by and among the Issuer, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, the lenders and other parties thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), (ii) the Issuer’s $500 million aggregate principal amount of the Issuer’s 2.50% Senior Notes due 2024, (iii) the Issuer’s $1 billion aggregate principal amount of 4.25% Convertible Senior Notes due 2026, (iv) the Issuer’s $400 million aggregate principal amount of 5.25% Senior Notes due 2026, (v) the Issuer’s $500 million aggregate principal amount of 1.45% Senior Notes due 2026, (vi) the Issuer’s $150 million aggregate principal amount of 4.25% Senior Notes due 2028, (vii) the Issuer’s $700 million aggregate principal amount of 5.40% Senior Notes due 2029, (viii) the Issuer’s $400 million aggregate principal amount of 2.95% Senior Notes due 2030, (ix) the Issuer’s $500 million aggregate principal amount of 2.65% Senior Notes due 2031 and (x) the Issuer’s $300 million aggregate principal amount of 3.70% Senior Notes due 2049) as described in the Preliminary Prospectus Supplement. The Notes will rank equally in right of payment with (x) the Issuer’s existing 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029, (y) for a given series of the Notes, the Notes of the other series and (z) any future unsecured indebtedness that the Issuer may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Notes in right of payment. See “Description of Notes—Ranking” in the Preliminary Prospectus Supplement. For the definition of the term “Senior Indebtedness,” see “Description of Notes—Subordination” in the Preliminary Prospectus Supplement.

First Reset Date:	February 15, 2030 (the “First Series A Reset Date”)	February 15, 2035 (the “First Series B Reset Date”)

Interest Rate:	The Series A Notes will bear interest (i) from and including August 14, 2024 to, but excluding, the First Series A Reset Date at rate of 7.000% and (ii) from and including the First Series A Reset Date during each Series A Interest Reset Period (as defined in the Preliminary Prospectus Supplement) at rate equal to the Five-Year Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Series A Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus 3.254%.	The Series B Notes will bear interest (i) from and including August 14, 2024 to, but excluding, the First Series B Reset Date at rate of 6.850% and (ii) from and including the First Series B Reset Date during each Series B Interest Reset Period (as defined in the Preliminary Prospectus Supplement) at rate equal to the Five-Year Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Series B Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus 2.946%.

Reset Period:	The period from and including the Series A First Reset Date to but excluding the next following Series A Reset Date and thereafter each period from and including a Series A Reset Date to but excluding the next following Series A Reset Date, or the maturity date, or the date of redemption or repayment, as the case may be.	The period from and including the Series B First Reset Date to but excluding the next following Series B Reset Date and thereafter each period from and including a Series B Reset Date to but excluding the next following Series B Reset Date, or the maturity date, or the date of redemption or repayment, as the case may be.

Reset Date:	The First Series A Reset Date and February 15 of every fifth year after 2030	The First Series B Reset Date and February 15 of every fifth year after 2035

Optional Interest Deferral:	Cumulative deferral for one or more deferral periods of up to 20 consecutive semi-annual interest payment periods (as defined in the Preliminary Prospectus Supplement).

Optional Redemption Terms

Par Call:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series A Reset Date and ending on and including the First Series A Reset Date and (ii) after the First Series A Reset Date, on any interest payment date.	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series B Reset Date and ending on and including the First Series B Reset Date and (ii) after the First Series B Reset Date, on any interest payment date.

Tax Event Call:	In whole, but not in part, at 100% of the principal amount of the applicable series of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after the occurrence of a tax event with respect to such series of the Notes.

Rating Agency Event Call:	In whole, but not in part, at 102% of the principal amount of the applicable series of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after the occurrence of a rating agency event with respect to such series of the Notes.

CUSIP/ISIN:	15189T BH9 / US15189TBH95	15189T BJ5 / US15189TBJ51

Par Amount:	$1,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	August 12, 2024

Expected Settlement Date**:	August 14, 2024 (T+2)

Joint Book-Running Managers:

Barclays Capital Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

BNP Paribas Securities Corp.

RBC Capital Markets, LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

The terms “Series A Interest Reset Period,” “Series B Interest Reset Period,” “Five-Year Treasury Rate,” “Reset Interest Determination Date,” “Series A Reset Date,” “Series B Reset Date,” “Senior Indebtedness,” “interest payment periods,” “tax event” and “rating agency event” have the meanings given in the Preliminary Prospectus Supplement. Other capitalized terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects that delivery of the Notes offered hereby will be made against payment therefor on or about August 14, 2024, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the initial pricing date of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, Mizuho Securities USA LLC toll-free at (866) 271-7403 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.